                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                AMENDMENT NO. 3
                                       TO
                                 SCHEDULE 13E-3
                             TRANSACTION STATEMENT
           UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

                            SEAGATE TECHNOLOGY, INC.
--------------------------------------------------------------------------------
                              (NAME OF THE ISSUER)

                            SEAGATE TECHNOLOGY, INC.
                          VERITAS SOFTWARE CORPORATION
                   SUEZ ACQUISITION COMPANY (CAYMAN) LIMITED
                                STEPHEN J. LUCZO
--------------------------------------------------------------------------------
                      (NAMES OF PERSONS FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                  811804 10 3
--------------------------------------------------------------------------------
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

          Lawrence Perlman                        Mark Leslie                          David J. Roux
            Gary Filler                     Chief Executive Officer               Suez Acquisition Company
         Stephen J. Luczo                  and Chairman of the Board                  (Cayman) Limited
      Co-Chairmen of the Board            VERITAS Software Corporation                 P.O. Box 265GT
      Seagate Technology, Inc.                1600 Plymouth Street                      Walker House
           920 Disc Drive               Mountain View, California 94043                 George Town
  Scotts Valley, California 95066                (650) 335-8000                         Grand Cayman
           (831) 438-6550                                                              Cayman Islands
                                                                                       (650) 233-8120


--------------------------------------------------------------------------------
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
           COMMUNICATIONS ON BEHALF OF THE PERSONS FILING STATEMENT)
                                   COPIES TO:

       Larry W. Sonsini, Esq.              Michael A. Schwartz, Esq.              William E. Curbow, Esq.
      Michael J. Kennedy, Esq.              Willkie Farr & Gallagher             Simpson Thacher & Bartlett
  Wilson Sonsini Goodrich & Rosati             787 Seventh Avenue                   425 Lexington Avenue
      Professional Corporation              New York, New York 10019              New York, New York 10017
         650 Page Mill Road                      (212) 728-8000                        (212) 455-2000
    Palo Alto, California 94043
           (650) 493-9300

This statement is filed in connection with (check the appropriate box):

a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A (secs. 240.14a-1 through 240.14b-2), Regulation 14C (secs. 240.14c-1 through 240.14c-101) or Rule 13e-3(c)
       (sec. 240.13e(c)) under the Securities Exchange Act of 1934 ("the Act").

b. [X] The filing of a registration statement under the Securities Act of 1933.

c. [ ] A tender offer.

d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

                           CALCULATION OF FILING FEE

--------------------------------------------------------------------------------------------------------------
                   TRANSACTION VALUATION*                                   AMOUNT OF FILING FEE
                      $14,935,800,000                                            $2,987,160
--------------------------------------------------------------------------------------------------------------

* For purposes of calculating the filing fee only. The filing fee was calculated by multiplying (i) the estimated number of shares of common stock, par value $.01 per share, of Seagate Technology, Inc. ("Seagate Shares") (240,900,000) that would be exchanged for cash and shares of common stock, par value $.001, of VERITAS Software Corporation ("VERITAS Shares") in the merger, (as determined pursuant to the table appearing on page 6 of the joint proxy statement/prospectus attached as Exhibit (a)(1) to this Transaction
  Statement, based upon the average of the high and low prices on September 21, 2000 on the Nasdaq National Market for a VERITAS Share) by (ii) the average of the high and low prices for a Seagate Share on the New York Stock Exchange on September 21, 2000. The filing fee, calculated in accordance with Regulation 240.0-11 under the Securities Exchange Act of 1934, equals one-fiftieth of one percent of the amount determined pursuant to the preceding sentence. The entire amount of this filing fee is offset, as described below.


    [X] Check the box if any part of the fee is offset as provided by sec. 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


        The entire amount of the filing fee is offset by the registration fee paid in connection with the filing of a Registration Statement on Form S-4 by VERITAS Software Corporation.





Form or Registration No.: Form S-4 originally filed on July 13, 2000; Schedule 14A (File nos. 1-11403 and 0-26247) originally filed on May 19, 2000; and
Schedule 13E-3 (file no. 1-11403) originally filed on May 19, 2000.

Filing Party: VERITAS Software Corporation (Form S-4); VERITAS Software Corporation and Seagate Technology, Inc. (Schedule 14A); and VERITAS Software Corporation, Seagate Technology, Inc., Suez Acquisition Company (Cayman) Limited and Stephen J. Luczo (Schedule 13E-3).

Date Filed: May 19, 2000 (Schedule 14A and Schedule 13E-3); and July 13, 2000 (Form S-4).

                                  INTRODUCTION

     This Amendment No. 3 to the Schedule 13E-3 Transaction Statement (this "Transaction Statement") is being filed by Seagate Technology, Inc., a Delaware corporation ("Seagate"), VERITAS Software Corporation, a Delaware corporation ("VERITAS"), Suez Acquisition Company (Cayman) Limited, a limited company organized under the laws of the Cayman Islands ("SAC"), and Stephen J. Luczo in connection with the proposed (i) sale of Seagate's operating property and assets to SAC (the "Stock Purchase") pursuant to that certain Stock Purchase Agreement, dated as of March 29, 2000, as amended (the "Stock Purchase Agreement"), by and among SAC, Seagate and Seagate Software Holdings, Inc., a Delaware corporation and a wholly owned subsidiary of Seagate ("Seagate Software"), and (ii) merger of a wholly owned subsidiary of VERITAS with and into Seagate (the "Merger") pursuant to that certain Agreement and Plan of Merger and Reorganization, dated as of March 29, 2000, as amended (the "Merger Agreement"), by and among VERITAS, Victory Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of VERITAS ("Merger Sub"), and Seagate.

     Under the terms of the Stock Purchase Agreement, Seagate will sell all of its property and assets and the property and assets of its consolidated subsidiaries, other than certain designated assets, to SAC in exchange for $2 billion in cash, less the value of Seagate equity securities held by members of Seagate's senior management team which will be converted into equity securities of SAC and will not be entitled to receive any consideration in the Merger. The designated Seagate assets which will not be sold to SAC consist of (i) the capital stock of Seagate Software, (ii) Seagate's investments in VERITAS, Gadzoox Networks, Inc. and Lernout & Hauspie Speech Products N.V., (iii) Seagate's cash in excess of approximately $765 million and an additional amount of cash necessary to satisfy Seagate's tax liabilities, satisfy its tax withholding obligations arising upon the acceleration of Seagate options at the effective time of the Merger, and redeem its existing indebtedness that will be acquired by SAC in the Stock Purchase, and (iv) the right to receive certain tax refunds received and credits utilized by VERITAS that are attributable to Seagate for all periods prior to the effective time of the Merger.

     Under the terms of the Merger Agreement, immediately following and contingent upon the closing of the Stock Purchase, Merger Sub will merge with and into Seagate and each outstanding share of Seagate common stock (other than certain shares to be cancelled) will be converted into the right to receive a proportionate share of the merger consideration, which will consist of (i) 109,330,300 shares of VERITAS common stock, (ii) an additional variable number of shares of VERITAS common stock which have a market value shortly before the effective time of the Merger that is intended to be approximately equivalent to
(A) a negotiated discount to the market value of Seagate's investments in Gadzoox Networks and Lernout & Hauspie shortly before the effective time of the Merger, and (B) the amount (the "Retained Cash Amount") by which VERITAS elects to reduce the cash portion of the Merger consideration, up to a maximum of $750 million, (iii) an amount of cash equal to Seagate's cash at the effective time of the Merger, which will include the net proceeds received and retained by Seagate in connection with the Stock Purchase, and which will be reduced by the Retained Cash Amount, and (iv) the right to receive the value of certain tax refunds received and credits utilized by VERITAS that are attributable to Seagate and relate to periods ending on or prior to the effective time of the Merger. As a result of the Merger, Seagate will become a wholly owned subsidiary of VERITAS, and VERITAS will indirectly acquire all of the designated assets described above that are not purchased by SAC in connection with the Stock Purchase.

     This Transaction Statement is being filed with the Securities and Exchange Commission concurrently with the filing of Amendment No. 2 to a Registration Statement on Form S-4 (file no. 333-41318) by VERITAS with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Securities Act"). A copy of the joint proxy statement/prospectus (the "Joint Proxy Statement/Prospectus") included in Amendment No. 2 to the Registration Statement is attached to this Transaction Statement as Exhibit (a)(1). The information in the Joint Proxy Statement/Prospectus, including all schedules, exhibits, appendices and annexes thereto, is hereby incorporated by reference in this Transaction Statement in response to all or some of the items set forth in
Schedule 13E-3 under the Securities and Exchange Act of 1934, as amended, and the responses to each item set forth below are qualified in their entirety by the provisions of the Joint Proxy Statement/Prospectus. The Joint Proxy Statement/Prospectus is in preliminary form and is subject to completion or amendment. Specific item numbers from Schedule 13E-3, including the applicable sections of Regulation M-A, are included in this Transaction Statement only to the extent necessary to provide information that is not in the Joint Proxy Statement/Prospectus but is required to be disclosed pursuant to

Schedule 13E-3. Capitalized terms used but not otherwise defined in this Transaction Statement shall have the respective meanings ascribed thereto in the Joint Proxy Statement/Prospectus.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSONS

     (b) Business and Background of Entities.

     (c) Business and Background of Natural Persons.

     Seagate Technology is a Delaware corporation. Its principal executive offices are located at 920 Disc Drive, Scotts Valley, California 95066 and its primary telephone number is (831) 438-6550. None of Seagate's directors or executive officers has during the past five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

     VERITAS Software Corporation is a Delaware corporation. Its principal executive offices are located at 1600 Plymouth Street, Mountain View, California 94043 and its primary telephone number is (650) 335-8000. None of VERITAS' directors or executive officers has during the past five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

     Silver Lake Partners, L.P. is a Delaware limited partnership. Its principal executive offices are located at 2725 Sand Hill Road, Building C, Menlo Park, CA 94025 and its primary telephone number is (650) 233-8120. David J. Roux is the sole director of SAC, a Managing Member of Silver Lake Technology Associates, LLC, which is the general partner of Silver Lake Partners, L.P., and a Managing Member of Silver Lake Technology Management. Mr. Roux served as Executive Vice President of Oracle Corporation from 1994 to 1998 and Chief Executive Officer of Liberate Technologies from February 1998 to November 1998. Mr. Roux remains the Chairman and a director of Liberate Technologies. Mr. Roux's primary business address is c/o Silver Lake Partners, L.P., 2725 Sand Hill Road, Building C, Menlo Park, CA 94025.

     None of SAC, Silver Lake Partners, L.P., or any director or executive officer of SAC or Silver Lake Partners, L.P., has during the past five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

     Stephen J. Luczo is the President and Chief Executive Officer of Seagate Technology, and a director of both Seagate Technology and VERITAS.

ITEM 16. EXHIBITS




    (a)(1)  Preliminary Joint Proxy Statement/Prospectus for Special Meetings of
            Stockholders of Seagate Technology, Inc. and VERITAS Software
            Corporation, dated September 28, 2000 included as part of Amendment
            No. 2 to the Registration Statement on Form S-4 filed by VERITAS on
            September 28, 2000 (file no. 333-41318).
    (c)(1)  Presentation by Morgan Stanley & Co. Incorporated to the Board of
            Directors of Seagate, dated March 22, 2000.*
    (c)(2)  Presentation by Morgan Stanley & Co. Incorporated to the Board of
            Directors of Seagate, dated March 29, 2000.*
    (c)(3)  Presentation by Morgan Stanley & Co. Incorporated to the Board of
            Directors of Seagate, dated August 25, 2000.*
    (c)(4) Presentation by Credit Suisse First Boston Corporation to members of the Board of Directors of VERITAS Software Corporation, dated
            March 23, 2000.*
    (c)(5)  Opinion of Morgan Stanley & Co. Incorporated, dated March 29, 2000.*
    (c)(6)  Opinion of Morgan Stanley & Co. Incorporated, dated August 29, 2000
            (included as part of the Joint Proxy Statement/Prospectus filed as Exhibit (a)(1)).
    (c)(7)  Opinion of Credit Suisse First Boston Corporation, dated March 29,
            2000 (included as part of the Joint Proxy Statement/Prospectus filed as Exhibit (a)(1)).
    (e)(1)  Statement Regarding Conflicts of Interest (included as part of the
            Joint Proxy Statement/Prospectus filed as Exhibit (a)(1)).
    (f)(1)  Statement of Appraisal Rights (included as part of the Joint Proxy
            Statement/Prospectus filed as Exhibit (a)(1)).
    (h)(1)  Tax Opinion of Wilson Sonsini Goodrich & Rosati, Professional
            Corporation (included as part of Amendment No. 2 to the Registration
            Statement, as Exhibit 8.02).
    (h)(2)  Tax Opinion of Willkie Farr & Gallagher (included as part of
            Amendment No. 2 to the Registration Statement, as Exhibit 8.01).
    (h)(3) Form of Closing Tax Opinion of Willkie Farr & Gallagher (included as part of the Joint Proxy Statement/Prospectus filed as Exhibit
            (a)(1).

    (h)(4)  Form of Closing Tax Opinion of Wilson Sonsini Goodrich & Rosati,
            Professional Corporation (included as part of the Joint Proxy
            Statement/Prospectus filed as Exhibit (a)(1).

* Previously filed.

                                   SIGNATURES

     After due inquiry and to the best of its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                  SUBJECT COMPANY AND FILING PERSON:

                                  SEAGATE TECHNOLOGY, INC.

                                  By: /s/ William L. Hudson
                                     -------------------------------------------
                                  Name: William L. Hudson
                                  Title:  Senior Vice President, General
                                          Counsel and Corporate Secretary

                                  ADDITIONAL FILING PERSONS:

                                  VERITAS SOFTWARE CORPORATION

                                  By: /s/ Jay Jones
                                     -------------------------------------------
                                  Name: Jay Jones
                                  Title:  Senior Vice President and
                                          Chief Administrative Officer

                                  SUEZ ACQUISITION COMPANY (CAYMAN) LIMITED

                                  By: /s/ David J. Roux
                                     -------------------------------------------
                                  Name: David J. Roux
                                  Title:  Director


                                      /s/ Stephen J. Luczo
                                     -------------------------------------------
                                          Stephen J. Luczo

                                 EXHIBIT INDEX


EXHIBIT
  NO.                            DESCRIPTION
-------                          -----------

(a)(1)   Preliminary Joint Proxy Statement/Prospectus for Special Meetings of
         Stockholders of Seagate Technology, Inc. and VERITAS Software
         Corporation, dated September 28, 2000 included as part of Amendment
         No. 2 to the Registration Statement on Form S-4 filed by VERITAS on
         September 28, 2000 (file no. 333-41318).
(c)(1)   Presentation by Morgan Stanley & Co. Incorporated to the
         Board of Directors of Seagate, dated March 22, 2000.*
(c)(2)   Presentation by Morgan Stanley & Co. Incorporated to the
         Board of Directors of Seagate, dated March 29, 2000.*
(c)(3)   Presentation by Morgan Stanley & Co. Incorporated to the Board of
         Directors of Seagate, dated August 25, 2000.*
(c)(4) Presentation by Credit Suisse First Boston Corporation to members of the Board of Directors of VERITAS Software Corporation, dated March 23, 2000.*
(c)(5)   Opinion of Morgan Stanley & Co. Incorporated, dated March 29, 2000.*
(c)(6)   Opinion of Morgan Stanley & Co. Incorporated, dated August 29, 2000
         (included as part of the Joint Proxy Statement/Prospectus filed as Exhibit (a)(1)).
(c)(7)   Opinion of Credit Suisse First Boston Corporation, dated
         March 29, 2000 (included as part of the Joint Proxy
         Statement/Prospectus filed as Exhibit (a)(1)).
(e)(1) Statement Regarding Conflicts of Interest (included as part of the Joint Proxy Statement/Prospectus filed as Exhibit (a)(1)).
(f)(1)   Statement of Appraisal Rights (included as part of the Joint Proxy
         Statement/Prospectus filed as Exhibit (a)(1)).
(h)(1)   Tax Opinion of Wilson Sonsini Goodrich & Rosati, Professional
         Corporation (included as part of Amendment No. 2 to the Registration
         Statement, as Exhibit 8.02).
(h)(2)   Tax Opinion of Willkie Farr & Gallagher (included as part of Amendment
         No. 2 to the Registration Statement as Exhibit 8.01).*
(h)(3) Form of Closing Tax Opinion of Willkie Farr & Gallagher (included as part of the Joint Proxy Statement/Prospectus filed as Exhibit (a)(1)).
(h)(4)   Form of Closing Tax Opinion of Wilson Sonsini Goodrich & Rosati,
         Professional Corporation (included as part of the Joint Proxy
         Statement/Prospectus filed as Exhibit (a)(1)).



* Previously filed.